(A development stage company)

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010

Unaudited (prepared by management)

Stated in Canadian dollars

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2010

The following discussion is management’s assessment and analysis (“MD&A”) of the results of operations and financial conditions of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the three months ended November 30, 2010 and with the audited financial statements for the years ended August 31, 2010 and 2009 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as of January 25, 2011 except as indicated.

Overall Performance

Description of Business and Overview of Projects

Miranda Gold Corp. is an exploration company active in Nevada, Alaska and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the three months ended November 30, 2010 and to December 9, 2010 were described in full in the Company’s Annual Report on Form 20-F.

The highlights of the Company’s activities in the three months ended November 30, 2010 and up to January 25, 2011 are as follows:

•

On September 25, 2010 Paul van Eeden was appointed to the board of directors and the Company completed an exclusive private placement with Mr. Van Eeden;

•

the Company signed an exploration and option to enter joint venture agreement with Ramelius Resources Ltd. (“Ramelius”) to earn an interest in the Company’s Angel Wing property.  On November 29, 2010 the Company announced drill results from Angel Wing.  Ramelius completed 1,500 ft of drilling in five holes.  Unfavourable drilling conditions forced the early termination of the drill program, which was to include a total of 4,000 ft of drilling in eight to ten holes;

•

On October 1, 2010 the Company signed a letter agreement with Agnico-Eagle (USA) Limited (“Agnico”) setting out the terms of an exploration and option to joint venture on the Ester Dome property in Alaska;

1

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

•

On October 12, 2010 the Company announced drill results from an eight hole, 11,260 ft reverse-circulation drilling program at Red Canyon conducted by Montezuma Mines Inc. (“Montezuma”);

•

On November 4, 2010 the Company signed a letter of intent with Navaho Gold PTY Ltd. (“Navaho”) setting out the terms of an exploration and option to joint venture on the TAZ property;

•

On December 15, 2010 the Company announced that it has staked 69 claims that comprise the East Spruce Project in the South Pequop Mountains in Elko County, Nevada;

•

On December 20, 2010 the Company and NuLegacy Corporation signed an amendment to the Red Hill exploration funding agreement (the "Agreement"). The Agreement now incorporates Miranda's Coal Canyon project along with the Red Hill project and increases the earn-in requirement by US$1.5 million with a drill commitment on Coal Canyon.  On January 13, 2011, results were announced from NuLegacy’s first round of drilling on Red Hill; and

•

Effective December 30, 2010 the Company optioned five new properties through its Colombian subsidiary – the Cajamarca, Ibague, Fresno, Santander and Anori projects.

Angel Wing

On September 17, 2010, Miranda entered into an exploration funding agreement with Ramelius on the Angel Wing project.  Under the terms of the agreement, Ramelius must spend US$4,000,000 over a five-year period as an initial expenditure requirement. The first year’s commitment of US$350,000 and 4,000 ft of drilling is an obligation.  Once Ramelius has completed the initial expenditure requirement they shall have the option and right to earn a vested 70% interest in Angel Wing by either funding 100% of exploration costs required to complete a bankable feasibility study or by spending an additional US$10,000,000 within 10 years.

The drill program at Angel Wing was designed to test: (1) the DaVinci vein, where surface channel sampling had returned 10 ft of 0.736 oz Au/t and 2.6 oz Ag/t and (2) the Goya zone, where silicified sediments with quartz veining returned surface values of up to plus 0.3 oz Au/t over coincident chargeable and resistive IP anomalies. The DaVinci vein is 850 ft west of the Goya area and they represent two separate veins.

Of particular note were intervals of 5 ft of 0.118 oz Au/t and 5 ft of 0.111 oz Au/t in hole AW10-03 intersected in the DaVinci vein. These mineralized intersections in AW10-03 are separated by intervals of no sample due to the bad ground encountered during drilling.  The no sample intervals represent voids or cavities in the limestone host rock.  Although mineralization extends to the end of the hole, it had to be abandoned due to loss of the drill hammer.  AW10-01, 02 and 03 were drilled from the same pad. AW10-01 and AW10-03 were angle holes directed east and hit the DaVinci vein at approximately 60 ft and 125 ft respectively below the surface exposure.  AW10-02 was directed northeast and hit the vein approximately 100 ft to the north along strike and at a depth of approximately 230 ft below the surface.  Drill holes AW10-01, 02, 03 all hit the DaVinci vein as projected suggesting good continuity of the vein.  In addition, two veins were intersected that were not observed at surface. Select samples were submitted to the assay laboratory for metallic screen assays resulting in slightly higher grades.   Of the 14 samples submitted to ALS Chemex the average increase was only 2.4%, however, 2 samples showed an increase of over 19.9% indicating some coarse gold in the drill samples.

Drilling was suspended due to weather conditions and poor sample recovery and will continue in the early 2011 field season.  Less than 150 ft of strike length was tested in the DaVinci vein and Goya zone.  Only a very small part of a multiple vein system extending over 1.24 mi has been tested thus far.  A detailed IP survey over the available 1.24 mi strike of the low sulphidation epithermal vein field at Angel Wing will be completed during the 2011 field season ahead of additional drilling.  Ramelius will continue to drill at depth and along strike of the DaVinci vein and test other veins inferred from the IP survey.

2

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

East Spruce project

During November 2010, the Company staked 69 claims that comprise the East Spruce Project in the South Pequop Mountains in Elko County, Nevada.  The project is located approximately 34 mi southeast of Wells, Nevada and approximately 28 mi to the south-southwest of Fronteer Gold's Long Canyon gold deposit. The project covers approximately 2 sq mi.

Regional aeromagnetic data suggest that the East Spruce Project lies on the margin of a large buried intrusion that is part of a northeast alignment of intrusive rocks that extends 90 mi from the Bald Mountain Mining District, located to the southwest, through the new Pequop (Long Canyon) Mining District to the northeast and farther northeast to the Tecoma (gold) District. Controls of mineralization to deposits on this trend are also oriented northeast.

The geology of the East Spruce property and peripheral areas include north-northwest and northeast-trending faults, and a north-northwest-trending anticlinal fold of Lower Permian Pequop / Rib Hill Formations and the Pennsylvanian Riepe Spring Limestone.  The Rib Hill Formation is a known host to gold mineralization in the Star Pointer gold deposit in the Robinson Mining District near Ely, Nevada.  The project is 0.5 mi northeast of Cretaceous quartz/granite porphyry intrusive rocks historically explored for molybdenum and copper in the Spruce Mountain Mining District.

Notably, many significant Carlin-style deposits such as Goldstrike, Pipeline and Cortez Hills occur along the margins of intrusive rocks with associated folding.

Replacement silicification with anomalous gold occurs proximal to the north-northwest axis of the anticline and along north-south and northeast-trending fault zones in the anticlinal limb areas. The fold is about 2 mi long by 1.5 mi wide. The north-trending fault zone projects into pediment to the south.

At the north end of the property, gold values in rocks are anomalous over a strike length of 2,000 ft in a silicified and decalcified north-south fault zone hosted by fossiliferous limestone of the Lower Pequop Formation.  Seven rock samples collected along the 2,000 ft-long trend range from 0.004 to 0.016 oz Au/t with anomalous silver, arsenic, mercury, and a variable antimony, lead, and zinc association. Anomalous lead and zinc may reflect distal zoning from the porphyry system to the southwest.

Minor historic drilling is indicated from existing reclamation at the East Spruce property. No information is currently available from that drilling.

Miranda plans to advance the project and surrounding area with additional sampling and mapping to further understand a northeast-trending gold-bearing system that covers an area of 2.5 mi  long and 0.75 mi wide.

Ester Dome project, Alaska

The Ester Dome project consists of 181 Alaska state mining claims covering approximately 13.8 sq. mi and is located 5 mi from Fairbanks, Alaska. The Fairbanks District has produced over 9.5 million ounces of alluvial gold. Over 3 million ounces of alluvial gold were mined on the flanks of Ester Dome and the property covers the majority of the upland source area for these 3 million ounces.

The geology of Ester Dome comprises a suite of metamorphic rocks, primarily schist separated by thrust faults and cut by igneous sills and small stocks. The mineralization on the Ester Dome project is prospective for both high-grade vein and shear-hosted gold deposits and larger tonnage bulk minable gold deposits. Fairbanks area gold deposits, such as Fort Knox (+6 million ounces) that is hosted in an intrusive stock and characterized by sheeted quartz veins and shears, as well as True North (1.3 million ounces) that is hosted in complex imbricate shears with quartz veins in metasediments, provide target analogues for exploration at Ester Dome.

The most recent exploration on Ester Dome was conducted by Placer Dome Exploration ("PDX") in 1998. The best drill hole reported by PDX intercepted 19.7 ft of 2.7 oz Au/t from 360 to 381 ft.

Miranda's work on Ester Dome in 2010 has consisted primarily of limited reconnaissance prospecting that identified quartz veins in schist and intrusive rock, data compilation, and the completion of a soil grid consisting of 367 samples.  The purpose of the soil grid was to confirm, delineate and tighten the spacing of an irregularly sampled and undrilled soil anomaly previously identified by PDX.  The soil anomaly has dimensions of approximately 6,000 ft by approximately 1,200 ft.  This soil anomaly is proximal to a cluster of small mapped and inferred intrusive bodies that occur in an area measuring approximately 1.5 sq. mi. Small gold placer workings occur immediately downstream from the area containing the intrusive bodies and soil anomaly.

3

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

Results from soil sampling are in the process of being compiled and evaluated. Miranda has also submitted a permit to build a road through the central part of the soil anomaly with the intent of providing outcrop exposure for mapping, sampling and access to drill targets.

On October 1, 2010 the Company signed a letter of intent (the “LOI”) with Agnico, whereby Agnico may earn a joint venture interest in the Ester Dome project.

Under the terms of the LOI, which is to be replaced by a definitive option agreement, Agnico can earn a 51% interest in Ester Dome by spending US$4,000,000 in qualifying expenditures over a five year period.  Agnico may then elect to earn an additional 19% interest (for a total of 70%) by completing a feasibility study or by spending an additional $10,000,000 at a rate of no less than $1,000,000 per year.

Red Canyon project

The Red Canyon project includes 254 unpatented lode mining claims (7.9 square mis) on the Battle Mountain-Eureka Trend and adjoins U.S. Gold's Tonkin Springs property to the west.  The project covers an erosional "window" that exposes hydrothermally altered and brecciated lower-plate carbonate rocks that are age equivalent to the rocks hosting the Cortez Hills gold deposit.

On October 12, 2010 the Company announced drill results from an eight hole, 11,260 ft (3,433 m) reverse-circulation drilling program at Red Canyon.

Miranda's exploration funding partner Montezuma, a wholly owned subsidiary of CMQ Resources Inc., conducted the drill program, which aimed to expand upon results in MR09-05C, a 2009 core hole that intersected 119 ft of 0.152 oz Au/t at the Ice prospect. The drill program tested geologic, geochemical and geophysical targets southeast of MR09-05C in an area of complex faulting and folding.

Drill results included two mineralized zones in MR10-01, a vertical hole 1,660 ft southeast of core hole MR09-05C. The intercepts include:

•

20 ft of 0.050 oz Au/t from 775-795 ft and

•

20 ft of 0.086 oz Au/t from 965-985 ft.

Prior exploration and drilling by Montezuma and others confirm the presence of a 650 ft-wide, 2,850 ft-long, southeast-striking corridor that extends from Ice through MR10-01 and up to an additional 1,190 ft to the southeast. The corridor between MR09-05C and MR10-01 has not been drilled by past operators. The remaining seven drill holes, MR10-02 through MR10-08, did not intersect gold mineralization exceeding 0.01 oz Au/t.

4

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

Red Hill / Coal Canyon project

Red Hill is a sediment-hosted gold project located 15 mi southeast of the 12 million- ounce Cortez Hills gold deposit within the Cortez Trend.  The project covers an extensive area of hydrothermally-altered lower plate carbonate rocks.  In 2006 drill hole BRH-013 intersected 80 ft of 0.146 oz Au/t from 1,920 to 2,000 ft, including 45 ft of 0.237 oz Au/t from 1,920 to 1,965 ft.  Gold mineralization is hosted in silty carbonate rocks of the Denay Formation associated with altered lamprophyre dikes; and high levels of arsenic, antimony, mercury and thallium.  These features indicate the presence of a Carlin-style gold system.

In March 2010, the Company’s funding partner, NuLegacy had a geophysical crew collecting data along eight CSAMT lines and one IP line.  The CSAMT lines are located north and south of BRH-013, a drill hole that intersected 45 ft of 0.237 oz Au/t from 1,920 to 1,965 ft.  BRH-013 was a blind discovery based on a CSAMT anomaly identified by Barrick, a previous exploration funding partner.

On January 13, 2011 the Company announced NuLegacy completed four drill holes at Red Hill for a total of 4,920 ft.

Three holes in the program tested a large 7,380 ft by 3,300 ft to 9,900 ft CSAMT/IP/Resistivity geophysical anomaly that was interpreted to represent carbonaceous material and pyrite.  Drill holes RHM10-001 and 002 show highly anomalous gold values in silty limestone with carbon alteration, disseminated pyrite and elevated trace elements, confirming the interpretation.  This geologic setting is characteristic of many Carlin-type gold systems.  A fourth hole, which intersected 69 ft of anomalous gold very near the surface, tested a gold in soil anomaly 4,500 ft west of the geophysical anomaly.

The holes are widely spaced, more than 3,280 ft apart, presenting a target-rich environment for discovering significant gold mineralization.

All significant drill intercepts (defined as any mineralization grading 0.010 oz Au/t or better over 5 ft lengths or longer are presented in the following table:

Hole ID	Interval (ft)	Length (ft) *	Grade (oz Au/t)

RHM10-001	670-680	10	0.016
Includes:	675-680	5	0.019

RHM10-002	970-1000	30	0.012
Includes:	995-1000	5	0.020

* Drilled intersections; true widths cannot be estimated at this time.

The Coal Canyon sediment hosted gold project consists of 64 unpatented lode claims in the heart of the Cortez Trend. The property is 10 mi south of Barrick's Cortez Hills gold deposit (+13 M oz) and it adjoins the northeast side of US Gold's Tonkin Springs property.  The property occupies 2 sq mi of the Windmill lower-plate window, a feature that exposes favorable carbonate rocks that are analogous to carbonate rocks that host the Cortez Hills and Pipeline gold deposits.

Mapping and sampling have shown a high-priority target in the northwestern portion of the property where a discrete west-northwest trending corridor of faulting, lamprophyre dikes, folding, alteration and elevated surface gold, arsenic and antimony.  The fault-fold corridor is 2,600 ft by 6,500 ft in dimension and approximately half of that area has never been drilled. West-northwest zones of fault, fold and dikes are known to be important controls to mineralization elsewhere in the Cortez Trend.

Five drill holes within the corridor show hydrothermal alteration and dikes in the Roberts Mountains and Hanson Creek Formations.  Of particular interest was drill hole MCC-4 which intersected 10 ft of 0.011 oz Au/t from 980 to 990 ft within a larger, lower-grade gold zone that returned 230 ft of 0.004 oz Au/t from 970 to 1,200 ft.  The higher level gold is associated with an interval of sooty pyrite and silica cemented breccia and dolomite stockwork.

5

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

On December 20, 2010 the Company and NuLegacy signed an amendment to the Red Hill exploration funding agreement so that Coal Canyon is now included in that agreement and the earn-in requirement was increased by US$1,500,000 with a drill commitment on Coal Canyon.

Under the terms of the Red Hill/Coal Canyon agreement, NuLegacy must now spend US$5,500,000 in qualifying exploration expenditures over a four year period. NuLegacy has committed to drill three 1,500 ft holes on the Coal Canyon project by the end of 2013. Miranda will also receive an additional 50,000 shares in NuLegacy upon signing the Agreement.

NuLegacy concurrently announced that they "have budgeted $4 million over the next couple of years" for drilling on their consolidated land position at Red Hill.  This exploration will focus on their 45 square mi holdings that include the Red Hill and Coal Canyon projects as well as claims NuLegacy have optioned from Barrick Gold and Idaho Resources.

TAZ project

Miranda's TAZ project is located within the Battle Mountain-Eureka gold trend, approximately 26 mi northwest of Eureka, Nevada. The project consists of 142 unpatented lode claims, covering 4.6 sq. mi. The property lies along the margin of a north-south trending carbonate window where Devonian-age limestone of the Denay and Devils Gate Formations is exposed through the Roberts Mountains Thrust. Devonian-age limestone is a favorable host for sediment-hosted gold systems such as the Cortez Hills, Pipeline and Gold Bar deposits in Nevada. The thrust and west-northwest and east-northeast-trending fault zones are locally bleached, brecciated and silicified.

Previous exploration at TAZ focused on shallow oxide, disseminated gold mineralization. Rock chip assays returned values from below detection up to 0.026 oz Au/t and elevated Carlin-style geochemistry (1600 ppm arsenic, 185 ppm antimony and 9.6 ppm mercury).

Historic drill results from hole VC96-8, which is within the current claim block, include 70 ft of 0.042 oz Au/t from 215 to 285 ft, within a 135 ft zone of 0.025 oz Au/t from 215 to 350 ft. The drill hole ended at a depth of 350 ft and the last 5 ft sample returned 0.005 oz Au/t.

An initial drill target at TAZ is to offset VC96-08, which ended in anomalous mineralization, and drill deeper to test other favorable host units for more robust gold mineralization lower in the carbonate section.

On November 4, 2010 the Company signed a Letter of Intent ("LOI") with Navaho whereby Navaho may earn a joint venture interest in the TAZ project. Navaho is a subsidiary of D'Aguilar Gold Ltd. (ASX: DGR).

Under the terms of the LOI, Navaho must make initial exploration expenditures of US$3,000,000 over a four-year period, with the first year's commitment of $400,000 an obligation. Navaho will then have the option and right to earn a 75% interest by either producing a feasibility study in four years or by spending an additional $10,000,000 over 10 years at a rate of not less than $1,000,000 per year.

Colombia program

Effective December 30, 2010, the Company optioned five new properties through its Colombian subsidiary, Miranda Gold Colombia II Ltd. (“Miranda Gold Colombia”).  The Cajamarca, Ibague, Fresno, Santander and Anori projects were optioned from ExpoGold Colombia S.A. (“ExpoGold”) pursuant to the Association Agreement between Miranda and ExpoGold.

Miranda Gold Colombia has the right to acquire 100% of each of the five properties by issuing 10,000 shares of Miranda common stock and making initial payments of US$10,000 to ExpoGold per property. In total Miranda will grant, subject to the rules and approval of the TSX Venture Exchange, 50,000 common shares of Miranda and make payments of $50,000 to ExpoGold.  To maintain the five options, payments and issuance of shares increase incrementally each subsequent anniversary year of each individual option agreement.

6

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

Miranda Gold Colombia will seek exploration funding partners for all five properties.   Cajamarca, Ibague and Fresno will be offered as a single project due to their proximity to one another, while Santander and Anori will be optioned as two separate projects.  The selection of these five properties concludes Miranda’s first right of refusal to option projects from the ExpoGold portfolio, as contained in the Association Agreement.

Colombia Project Details

Cajamarca, Ibague and Fresno

The Cajamarca, Ibague and Fresno projects together cover a total of 45.1 sq. mi. and lie within the department of Tolima and Quindio.

The Cajamarca project is comprised of two applications and one license totaling 30.5 sq. mi. The geologic setting at Cajamarca consists of meta-sediments that have been intruded by Tertiary and Cretaceous-age stocks.  Locally, the igneous stocks are both hydrothermally and tectonically altered.  AngloGold Ashanti’s La Colosa gold porphyry discovery (13 million ounces) lies 6.2 mi to the southeast of the main project area.  Southwest-trending structures thought to be important to the mineralization at La Colosa are projected through the southern Cajamarca concession.  Regional-scale public-domain geochemical data indicates several gold, lead, mercury and copper anomalies in an around the northern Cajamarca applications.

The Ibague project consists of two applications totaling 7.1 sq. mi and the Fresno project consist of one application covering 7.6 sq. mi.  Ibague and Fresno both have similar host rocks and igneous bodies to those found at Cajamarca but only limited regional investigations have been conducted.  Public domain data shows historic gold workings in and around the application areas.

Plans are currently underway for evaluation of the Ibague and Fresno applications. Exploration work has thus far focused on the southern half of the northern Cajamarca applications and has consisted of a regional stream sediment program, a detailed geophysical airborne magnetic survey and a rock chip sampling program.

The high-resolution airborne magnetic survey was flown on 50 m east-west line spacing with 500 m north-south tie lines and is currently under review and interpretation.  Preliminary results show a distinct north-east structure pattern with several interpreted buried intrusions following the same northeast trend.  Rock chip samples average 0.006 oz Au/t and range from less than detectable to 0.0141 oz Au/t.  Preliminary mapping has revealed an unmapped multiphase intrusive breccia with very fine-grained disseminated pyrite. To date, 71 stream sediment samples and 24 stream pan concentrates have been taken on the Cajamarca project.  Four anomalous drainages have been identified and will be investigated with a more detailed follow-up sampling program.

Santander

The Santander project consists of two applications covering 23.9 sq. mi. The geologic setting at Santander consists of meta-sediments with localized alterations halos dominated by quartz veinlets, irregular breccias, fine-grained sulfides and magnetite.

The Santander applications are located 5.6 mi northeast and 11.2 mi southwest of Greystar’s Angostura gold deposit (9.8 million ounce) and 6.2 mi northeast and 11.8 mi southwest of Ventana’s La Bodega gold deposit (3.9 million ounce).  The applications cover both the northeast and southwest extension of La Baja Faults and Rio Cucutilla fault systems thought to be the principle mineralizing structures for the La Bodega and Angostura deposits.

Plans are currently underway for evaluation of the Santander applications. Exploration work to date consists of a stream sediment sampling program centered on drainage basins along the La Baja fault system.

7

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

Anori

The Anori project, located in the Department of Antioquia, is comprised of four applications totaling 22.64 sq. mi. The geologic setting at Anori consists of meta-sediments and upper Cretaceous marine sediments that have been intruded by Paleozoic and Upper Cretaceous-age igneous rocks.

Mineralized zones in the Anori area are dominated by mesothermal quartz veins, veinlets and shear zones. Although no major gold deposits are located in the area of Anori, public domain data indicates a high occurrence of recent artisan mining in the area, as well as numerous historic workings on the project. Miranda’s exploration work has focused on a stream-sediment sampling program and select rock chip sampling. A total of 42 rock chip samples have been taken averaging 0.041 oz Au/t with a range from less than detectable to 0.097 oz Au/t.  To date 20 stream-sediment samples have been taken on the Anori project identifying one anomalous drainage.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Ken Cunningham, a Qualified Person as defined by National Instrument 43-101.

Measurements

Imperial units of measure have been used in this MD&A.  To convert Imperial measurements to metric equivalents divide by:

Short tons to tonnes	1.10231
Ounces (troy) to kilograms	32.150
Ounces (troy) to grams	0.03215
Ounces (troy) / short ton to grams/tonne	0.02917
Acres to hectares	2.47105
Miles to kilometres	0.62137
Feet to meters	3.28084

Results of Operations for the three months ended November 30, 2010 and 2009

The Company incurred a net loss of $1,334,339 in the three months ended November 30, 2010 (2009 - $690,373).

Significant cash expenditure differences between the periods include:

•

Investor relations, travel and business promotion totaled $165,126 (2009 - $160,047).  The investor relations programs in fiscal 2011 include attendance at conferences, in-house bi-monthly newsletters, news releases, interviews (TV and radio), presentations and one-on-one meetings with brokers and analysts, media relations, corporate relations and web site maintenance and responses to inquiries.  In addition, the 2011 fiscal year includes an enhanced German Communications program totalling $52,200, of which $38,000 has been spent to date;

•

Professional fees were $25,443 for the three months ended November 30, 2010 (2009: $91,291) with the decrease being primarily due to decreased legal fees associated with the establishment of several subsidiaries and branch offices in preparation for project work in Colombia and the negotiation of the related agreements recorded in the comparative period; and

•

Property exploration costs in Nevada, Alaska and Colombia are detailed in Schedule 1 to the consolidated interim financial statements for the three months ended November 30, 2010.  Costs in the current period were $488,447 net of recoveries from funding partners of $325,232 (2009 - $201,421 net of $146,879 recovered).  The Company continues with the aggressive generative program in Nevada and Colombia in the current period.

Non-cash expenditures for the three months ended November 30, 2010 include:

8

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

•

Amortization which totals $10,733 (2009 - $9,799).  Recent purchases of computer and field equipment for the USA and Colombia are the cause of this slight increase; and

•

Stock based compensation $330,034 (2009 - $46,462).  The increase in 2010 is due to the granting of 1,895,000 stock options in September 2010 with a fair value of $0.30 and requisite vesting of those options while in 2009 the $46,462 represents the continued vesting of the 2,257,000 options with a fair value of approximately $0.15 each granted in February of 2009.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

Readers should refer to the notes to the annual consolidated financial statements as at August 31, 2010 for details regarding all the mineral leases and joint-venture agreements for each of the Company’s properties.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Nov 30 2010 $	August 31 2010 $	May 31 2010 $	Feb 28 2010 $	Nov 30 2009 $	August 31 2009 $	May 31 2009 $	Feb 29 2009 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(1,334,339)	(1,030,134)	(759,806)	(650,518)	(690,373)	(911,310)	(526,451)	(363,293)
Basic and diluted loss per share	(0.03)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)

The Company is a mineral exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the levels of exploration.

9

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company appointed Paul van Eeden (B.Sc.) to its board of directors and offered Paul an exclusive private placement.  Paul is an independent businessman with over 25 years' experience. He is the president of Cranberry Capital Inc., which, through its subsidiaries is involved in equity financing, lending, mergers and acquisitions and consulting to mineral exploration companies. Paul is well known for his macro-economic research on monetary inflation and the gold price.

The exclusive private placement, which closed on November 3, 2010, raised $500,000 through the issuance of 1,000,000 units at a price of $0.50 per unit (the “Unit”).  Each Unit consisted of one common share and one common share purchase warrant, with each warrant entitling the subscriber to purchase one additional common share in the capital of the Company at a price of $0.75 for a period of two years from the date of closing of the private placement.

The Company paid share issue costs of $4,071 related to this exclusive private placement.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses.  Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future.  The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2011 fiscal year with cash of $10,298,439.   In the three months ended November 30, 2010 the Company expended $979,863 on operating activities; expended $50,779 on investing activities; and received net $558,929 on financing activities to end on November 30, 2010 with $9,826,726 in cash.

At January 25, 2011, the Company had 5,647,000 stock options outstanding of which 2,969,500 are exercisable and “in the money” (TSX-V close $0.57).  There are 2,677,500 “out of the money” share purchase warrants outstanding.  Additional cash would be raised as stock option and share purchase warrant holders choose to exercise these instruments.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

10

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

		Three months ended November 30, 2010	Three months ended November 30, 2009

Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer, Chief Financial Officer	Consulting fees – bookkeeping, accounting, financial, and corporate compliance reporting services.	$ 26,250	$ 24,150

	Out-of-pocket reimbursement for Miranda’s share of office supplies and expenses, telephone, filing fees, postage and courier.	$ 1,260	$ 1,484

A director and officer of the Company holds a 10% interest in the Coal Canyon and Red Hill properties.  Ian Slater, a director common to both the Company and Red Eagle abstained from voting at both companies board of directors meetings that approved the SPA and SA for the Pavo property in Colombia.

At November 30, 2010 an amount of $38,271 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2010 - $28,881). These amounts were settled in the ordinary course of business shortly after the period end.

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Adoption of new accounting standards

a)

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 is applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010.  Adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Future accounting standards

a)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.

b)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management.

11

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

Due to the size of the Company, the convergence to IFRS is being led by the Company’s Chief Financial Officer, a Certified General Accountant, who along with other members of the finance group will design and execute the conversion project and will report to the Audit Committee on the progress accomplished.

Item 1 - Accounting policies, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impacts on the Company’s financial statements has been completed on a high-level basis and is discussed below.

The Company must investigate accounting and reporting for foreign exchange treatment under IFRS to determine if there is a difference between Canadian GAAP and IFRS.

The Company will next complete an assessment of the IFRS estimates of the quantified effects of the anticipated changes to the Company’s IFRS opening balance sheet, if any, and identify business processes and resources that may require modification as a result of these changes.

Property, Plant and Equipment (“PP&E”)

Canadian GAAP does not permit the revaluation of PP&E.  Historical cost is used.  IFRS permits the revaluation of PP&E but does not require it.  Depreciation is calculated by individual asset for IFRS and this is the method currently used by the Company.

With respect to the Company’s accounting of PP&E there is no difference between Canadian GAAP and IFRS.

Mineral interests

Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed as incurred or capitalized.  IFRS allows the same treatment as Canada however the exploration costs must be classified as either tangible or intangible assets, according to their nature.

The Company’s policy is to capitalize acquisition costs and to expense exploration costs.

With respect to the Company’s accounting of mineral properties, there is no difference between Canadian GAAP and IFRS.

Stock based compensation

Canadian GAAP allows graded or straight-line recognition of the fair value of stock option grants as the options vest.  IFRS requires that graded vesting be used with each installment accounted for as a separate arrangement.  Under IFRS, forfeitures that occur during the vesting period adjust the stock-based compensation whereas under Canadian GAAP forfeitures are recorded as they occur.

The Company’s stock option grants have had vesting terms and, while the Company has followed graded vesting, it has not calculated fair values at each vesting tranche separately, therefore, there will be a difference between Canadian GAAP and IFRS.

12

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

Item 2 - Information technology and data systems

The accounting processes of the Company are relatively simple and no major challenges are expected at this point to operate the accounting system under IFRS.

The Company generated its accounting under Canadian GAAP in 2010, and it has tentatively determined that there are no significant difference for the accounting under IFRS and the comparative financial statements under Canadian GAAP.

Item 3 - Internal control over financial reporting

Since the Company is on Tier 2 of the TSX Venture Exchange management does not make representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109.

Management is responsible for ensuring that processes are in place to provide them with sufficient knowledge to support their certification of the financial statements and MD&A, more specifically assessing that the filings are exempt from misrepresentations and are presenting fairly the results of the Company.  Management will ensure that once the convergence is completed it will be in a position to continue to certify the Company’s filings.

The audit committee of the Company reviews the financial reporting and control matters and recommends approval of the annual financial statements and MD&A to the board of directors who are then responsible for approving the filings.

Item 4 - Disclosure controls and procedures, including investor relations and external communications plans

The Company will update its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS.  At this time no changes have been discovered as being necessary.

The Company will continue to maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.

Item 5 - Financial reporting expertise, including training requirements

The Chief Financial Officer and the Controller of the Company have participated in ongoing training sessions provided by external advisors.  The Controller is a qualified FCCA(UK) accountant and has completed the CertIFR training offered by the Association of Chartered Certified Accountants in London.  Training and research are ongoing and the development of standards issued by the International Accounting Standards Boards are monitored and evaluated for any impact on the Company.

Item 6 - Business activities, such as foreign currency and hedging activities, as well as matters that may be influenced by GAAP measures such as debt covenants, capital requirements and compensation arrangements

The Company does not expect the convergence to IFRS will have a significant impact on its risk management or other business activities.

Currently there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the convergence to IFRS.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, amounts receivable, marketable securities, advances receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

13

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2010

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company places its cash with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, resource and commodity prices and market sentiment.

The prices of resource and commodity markets fluctuate significantly and are affected by many factors outside of the Company’s control.  The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and resource exploration companies.  The Company relies on equity financing for its working capital requirements and to fund its exploration programs.  There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome.  Exploration activities seldom result in the discovery of a commercially viable mineral resource.  Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Forward Looking Statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of property exploration costs are described in Schedule 1 to the interim consolidated financial statements for the three months ended November 30, 2010.

Outstanding Share Data as at January 25, 2011

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Balance – November 30, 2010	52,459,452	6,886,492	5,932,000
Stock Options Granted	-	-	50,000
Stock Options Expired	-	-	(335,000)

Balance – January 25, 2011	52,459,452	6,886,492	5,647,000

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

15

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

November 30, 2010

(Unaudited)

(Stated in Canadian dollars)

Notice to Reader

These interim consolidated financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee of the Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related interim Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

	November 30	August 31
	2010	2010
	(unaudited)	(audited)

ASSETS

Current
Cash	$ 9,826,726	$ 10,298,439
Amounts receivable	174,139	103,324
Marketable securities (Note 4)	173,500	139,500
Advances and prepaid expenses	54,812	123,919
	10,229,177	10,665,182

Equipment (Note 5)	183,855	148,851
Mineral interests (Note 6)	568,666	554,671
	$ 10,981,698	$ 11,368,704

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 184,171	$ 199,393

Shareholders' equity
Share capital (Note 7)
Authorized:
An unlimited number of common shares without par value
Issued and outstanding:
52,459,452 common shares (2010: 51,279,452)	26,269,088	25,839,086
Contributed surplus (Note 7)	6,697,591	6,395,623
Warrants (Note 7)	1,005,613	809,028
Accumulated other comprehensive income	68,500	34,500
Deficit	(23,243,265)	(21,908,926)
	10,797,527	11,169,311
	$ 10,981,698	$ 11,368,704
Nature of Operations (Note 1)
Subsequent Events (Note 10)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”

“G. Ross McDonald”

Kenneth Cunningham, Director

G. Ross McDonald, Director

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Three months ended November 30
	2010	2009
	(unaudited)	(unaudited)

Expenses
Amortization	$ 10,733	$ 9,799
Consulting	35,677	32,305
Directors fees	7,674	6,378
Foreign exchange	24,494	5,000
Insurance	11,072	9,488
Investor relations	117,334	103,817
Management fees earned	(309)	(5,536)
Office rent, telephone, secretarial, sundry	44,621	49,080
Professional fees	25,443	91,291
Property exploration costs (Schedule 1)	488,447	201,421
Stock based compensation	330,034	46,462
Travel and business promotion	47,792	56,230
Transfer agent, filing and regulatory fees	6,808	10,543
Wages and benefits	213,184	182,825
	1,363,004	799,103
Loss before the following	(1,363,004)	(799,103)
Interest earned	28,665	13,886
Gain on sale of marketable securities	-	94,844
Net loss for the period	(1,334,339)	(690,373)
Unrealized gain (loss) on marketable securities	34,000	(7,147)
Comprehensive loss for the period	$ (1,300,339)	$ (697,520)
Basic and diluted loss per common share	$ (0.03)	$ (0.02)
Weighted average number of common shares outstanding	51,674,727	44,892,010

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Three months ended November 30
	2010	2009
	(unaudited)	(unaudited)

Cash provided from (used for):

Operating activities
Net loss for the period	$ (1,334,339)	$ (690,373)
Amortization	10,733	9,799
Stock based compensation	330,034	46,462
Gain on sale of marketable securities	-	(94,844)
	(993,572)	(728,956)
Change in non-cash working capital items:
Amounts receivable	(40,176)	94,942
Advances and prepaid expenses	69,107	20,307
Accounts payable and accrued liabilities	(15,222)	24,874
	(979,863)	(588,833)

Investing activities
Proceeds from sale of marketable securities	-	116,844
Mineral interest option recoveries	-	11,719
Equipment purchases	(45,737)	(5,959)
Mineral interest acquisitions	(5,042)	(50,427)
	(50,779)	72,177

Financing activities
Shares issued	563,000	-
Share issue costs	(4,071)	-
	558,929	-

Decrease in cash	(471,713)	(516,656)

Cash, beginning of the period	10,298,439	9,687,616

Cash, end of the period	$ 9,826,726	$ 9,170,960

Supplementary disclosure with respect to non-cash financing and investing:

Non-cash investing and financing activities:
Fair value of warrants issued for mineral interests	$ 39,592	$ -
Fair value of shares received for mineral interests	-	20,000
Fair value of options exercised	28,066	-

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
Balance, August 31, 2010	51,279,452	$ 25,839,086	$ 6,395,623	$ 809,028	$ 34,500	$ (21,908,926)	$ 11,169,311

Share issues:
Private placement	1,000,000	343,007	-	156,993	-	-	500,000
Share issue costs	-	(4,071)	-	-	-	-	(4,071)
Exercise of stock options	180,000	91,066	(28,066)	-	-	-	63,000
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	39,592	-	-	39,592
Stock based compensation	-	-	330,034	-	-	-	330,034
Increase in unrealized holding gains on marketable securities	-	-	-	-	34,000	-	34,000
Net loss for the period	-	-	-	-	-	(1,334,339)	(1,334,339)

Balance, November 30, 2010	52,459,452	$ 26,269,088	$ 6,697,591	$ 1,005,613	$ 68,500	$ (23,243,265)	$ 10,797,527

See notes to consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Three month period ended November 30, 2010
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 156,412	$ (156,412)	$ -
Big Blue	91,134	(91,134)	-
Coal Canyon	818	-	818
FUSE	111	-	111
General exploration	167,081	-	167,081
HOG	3,386	-	3,386
Iron Point	24,470	-	24,470
MAZ	7,452	-	7,452
PPM / Poverty Peak	1,849	(1,849)	-
Red Canyon	2,592	(2,592)	-
Red Hill	856	(856)	-
Redlich	1,653	-	1,653
TAZ	2,814	-	2,814
	460,628	(252,843)	207,785

Alaska:
Ester Dome	132,439	(72,389)	60,050

Colombia:
Property investigation costs	220,612	-	220,612

Property exploration costs	$ 813,679	$ (325,232)	$ 488,447

	Three month period ended November 30, 2009
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 90,238	$ (90,238)	$ -
BPV	485	(485)	-
Coal Canyon	3,009	(3,009)	-
CONO	821	(821)	-
General exploration	125,080	-	125,080
Iron Point	47,092	(47,092)	-
Neon	485	-	485
Big Blue	25,690	-	25,690
Red Canyon	5,234	(5,234)	-
Red Hill	2,007	-	2,007
Redlich	-	-	-
	300,141	(146,879)	153,262
Alaska:
Ester Dome	48,159	-	48,159

Property exploration costs	$ 348,300	$ (146,879)	$ 201,421

See notes to consolidated interim financial statements

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2010 and November 30, 2009

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral interests in the western United States and Colombia, and has not yet determined whether its mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral interests, and upon future profitable production or proceeds from the disposition of the interests. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage.

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at November 30, 2010, the Company had an accumulated deficit of $23,243,265 and working capital of $10,045,006.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements include the accounts of the Company and its two wholly owned subsidiaries: in the U.S.A., Miranda U.S.A. Inc.; and in Colombia, Miranda Gold Colombia I Ltd. (“MAD I”), along with the consolidated subsidiaries of MAD I.  Significant intercompany transactions and balances were eliminated on consolidation.  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2010 which may be found on www.sedar.com.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Adoption of new accounting standards

a)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 is applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010.  Adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Future accounting standards

a)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Early adoption of this Section is permitted.

1

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2010 and November 30, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

b)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management.

2.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Management - The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash, amounts receivable, marketable securities, and accounts payable and accrued liabilities.

The fair value of cash is measured on the balance sheet using level 1 of the fair value hierarchy.  The fair values of amounts receivable, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.  Periodic adjustments to the fair values of marketable securities are recorded in other comprehensive income until disposed of, and these marketable securities are measured on the balance sheet using level 1 and level 3 of the fair value hierarchy.  As at November 30, 2010, marketable securities have been classified $133,500 as level 1 since they are measured using quoted prices in an active market, and $40,000 as level 3 since they are shares of private companies with no observable market data.

Financial Instrument Risk Exposure - The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk - The Company’s only exposure to credit risk is on its bank accounts. Bank accounts are with high credit quality financial institutions and include highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Liquidity Risk - The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash.  The Company’s cash is invested in business accounts which are available on demand.

Interest Rate Risk - The only significant market risk exposure to which the Company is exposed is interest rate risk.  The Company’s bank account earns interest income at variable rates.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.  The Company’s future interest income is exposed to short-term rates.

Foreign Exchange Risk - The Company expects to continue to raise equity predominantly in Canadian dollars. The Company is also conducting business in the USA and Colombia.  As such, it is subject to risk due to fluctuations in the exchange rates between the US and Canadian dollars as well as the Colombian Peso (“COP”) and the Canadian dollar.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

2

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2010 and November 30, 2009

3.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $47,100 decrease or increase, respectively, in net income and shareholder’s equity.  A 10% appreciation or depreciation of the COP against the Canadian Dollar would result in an approximate $5,800 decrease or increase, respectively, in net income and shareholder’s equity.

	$US	COP in ‘000

Cash	$ 373,544	106,069
Amounts receivable	139,872	1,792
Advances and prepaid expenses	4,000	32,303
Accounts payable and accrued liabilities	(59,069)	(31,655)
Net assets (liabilities)	$ 458,347	108,509

Price risk - The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

All financial instruments are recorded initially at estimated fair value on the balance sheet and classified into one of five categories: held for trading, held to maturity, available for sale, loans and receivables and other liabilities.

4.

MARKETABLE SECURITIES

At November 30, 2010, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value
Publicly traded companies:
Enertopia Corp (formerly Golden Aria Corp)	125,000	$ -	$ 37,500	$ 37,500
NuLegacy Gold Corporation	200,000	40,000	34,000	74,000
White Bear Resources Inc.	400,000	40,000	(18,000)	22,000
		80,000	53,500	133,500
Non-public companies:
Queensgate Resources Corporation	300,000	-	15,000	15,000
Red Eagle Mining Corporation	100,000	25,000	-	25,000
		$ 105,000	$ 68,500	$ 173,500

3

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2010 and November 30, 2009

4.

MARKETABLE SECURITIES (continued)

At August 31, 2010, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value
Publicly traded companies:
Enertopia Corp (formerly Golden Aria Corp)	125,000	$ -	$ 37,500	$ 37,500
White Bear Resources Inc.	400,000	40,000	(18,000)	22,000
		40,000	19,500	59,500
Non-public companies:
NuLegacy Gold Corporation	200,000	40,000	-	40,000
Queensgate Resources Corporation	300,000	-	15,000	15,000
Red Eagle Mining Corporation	100,000	25,000	-	25,000
		$ 105,000	$ 34,500	$ 139,500

The Company sold the final 100,000 common shares of Romarco Minerals Inc. during the year ended August 31, 2010.  Prior to selling the shares the Company had recorded an unrealized gain of $83,000 to OCI which was entirely offset on the sale of the investment for a realized gain of $94,844.

On September 25, 2009 Golden Aria Corp. (“Golden Aria”) consolidated its shares so that the Company’s holdings changed from 250,000 shares to 125,000 shares. Golden Aria changed their name on April 6, 2010 to Enertopia Corporation (“Enertopia”).  The Company recorded an unrealized gain of $21,075 on the Enertopia investment in OCI in the year ended August 31, 2010.  No further adjustment is required at November 30, 2010.

The Company recorded the fair value of the original 200,000 shares of White Bear Resources Inc. (“White Bear”) when White Bear began trading on the TSX Venture Exchange on November 10, 2009.  The Company received an additional 200,000 shares of White Bear during the year ended August 31, 2010 and all 400,000 shares were valued at White Bear’s initial public offering price of $0.10 per share.  The Company recorded an unrealized loss of $18,000 on the White Bear investment in OCI in the year ended August 31, 2010.  No further adjustment is required at November 30, 2010.

The Company recorded the fair value of 200,000 shares of NuLegacy Gold Corporation (“NuLegacy”) prior to their public listing.  NuLegacy is now trading on the TSX Venture Exchange and the Company has recorded an unrealized gain of $34,000 on this investment in OCI in the period ended November 30, 2010.

Queensgate Resources Corporation, and Red Eagle Mining Corporation were ascribed values based on their latest private placement values because of the fact that these companies are not publicly traded as of yet.

4

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2010 and November 30, 2009

5.

EQUIPMENT

	November 30, 2010			August 31, 2010
	Cost	Accumulated amortization	Net Book Value	Net Book value

Computer equipment	$ 162,233	$ (110,532)	$ 51,701	$ 53,844
Furniture and fixtures	18,412	(11,448)	6,964	7,356
Field equipment	260,181	(134,991)	125,190	87,651
	$ 440,826	$ (256,971)	$ 183,855	$ 148,851

6.

MINERAL INTERESTS

	August 31, 2010	Additions	Recoveries	Write off of interest	November 30, 2010
Nevada:
Angel Wings	$ 40,734	$ -	$ -	$ -	$ 40,734
Big Blue	-	-	-	-	-
Coal Canyon	11,325	-	-	-	11,325
East Spruce	-	5,042	-	-	5,042
Fuse	-	-	-	-	-
HOG	1,651	-	-	-	1,651
Iron Point	43,555	-	-	-	43,555
PPM / Poverty Peak	-	-	-	-	-
Red Canyon	-	-	-	-	-
Red Hill	-	-	-	-	-
Redlich	15,500	-	-	-	15,500
TAZ	12,764	-	-	-	12,764
	125,529	5,042	-	-	130,571

Alaska:
Ester Dome	67,939	39,592	(30,639)	-	76,892

Colombia:
Association Agreement	339,569	-	-	-	339,569
Pavo Real	21,634	-	-	-	21,634

Mineral interests	$ 554,671	$ 44,634	$ (30,639)	$ -	$ 568,666

Details on the Company’s mineral properties are found in note 6 to the audited consolidated financial statements for the year ended August 31, 2010 and only material differences to those agreements are noted below:

a)

East Spruce Property, South Pequop Mountains, Elko County, Nevada

During the three months ended November 30, 2010, the Company staked new claims at a cost of $5,042.

6

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2010 and November 30, 2009

6.

MINERAL INTERESTS (continued)

b)

Ester Dome Property, Fairbanks Mining District, Alaska

On October 27, 2010, under the terms of the mining lease agreement, the Company issued to Range Minerals Inc. (“Range”) 100,000 share purchase warrants with a fair value of $39,592 (US$38,861) and an exercise price of C$0.55 each, which will expire two years hence.

On October 12, 2010 the Company announced it had signed a Letter of Intent with Agnico-Eagle USA Limited (“Agnico”) whereby Agnico may earn a joint venture interest in the Ester Dome Project in Alaska.

Under the terms of the Letter of Intent, which is to be replaced by a definitive option agreement, Agnico can earn a 51% interest in Ester Dome by spending US$4,000,000 in qualifying expenditures over a five year period. Agnico may then elect to earn an additional 19% interest (for a total of 70%) by completing a feasibility study or by spending an additional $10,000,000 at a rate of no less than $1,000,000 per year.

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Share issuance:

On November 3, 2010 the Company completed a non-brokered private placement of 1,000,000 units at a price of $0.50 per unit, for gross proceeds of $500,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $0.75 per share until November 3, 2012.  The proceeds of the financing of $500,000 were allocated on a relative fair value basis as $343,007 to common shares and $156,993 as to warrants.  Cash share issue costs pursuant to this private placement were an additional $4,071.  The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were:  a risk free interest rate of 1.40%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

c)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% in each six months thereafter.

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Granted	Exercised	Expired	Balance November 30, 2010
October 18, 2010	$ 1.18	80,000	-	-	(80,000)	-
April 17, 2011	$ 0.70	400,000	-	-	-	400,000
May 31, 2011	$ 0.70	50,000	-	-	-	50,000
March 28, 2012	$ 0.70	395,000	-	-	-	395,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	2,202,000	-	(180,000)	-	2,022,000
September 26, 2015	$ 0.56	-	1,895,000	-	-	1,895,000
		4,297,000	1,895,000	(180,000)	(80,000)	5,932,000

Weighted average exercise price		$ 0.53	$ 0.56	$ 0.35	$ 1.18	$ 0.54

8

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2010 and November 30, 2009

7.

SHARE CAPITAL (continued)

c)

Stock Based Compensation

During the three months ended November 30, 2010, the Company recorded $330,034 (2009: $46,462) in stock based compensation expense for options vesting in the period.

The fair value of the 1,895,000 options granted during the three months ended November 30, 2010 was determined using a risk free interest rate of 1.42%, an expected volatility ranging from 90.36% to 95.41%, an expected life of ranging from 1.9 to 2.8 years, and an expected dividend of zero for a fair value of $560,290 or $0.296 per option.

d)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2010	Issued	Exercised	Expired	Balance November 30, 2010
December 9, 2011	$ 0.50	100,000	-	-	-	100,000
March 18, 2012	$ 1.00	5,686,492	-	-	-	5,686,492
October 29, 2012	$ 0.55	-	100,000	-	-	100,000
November 3, 2012	$ 0.75	-	1,000,000	-	-	1,000,000
		5,786,492	1,100,000	-	-	6,886,492

Weighted average exercise price		$ 0.99	$ 0.73	$ -	$ -	$ 0.95

On October 29, 2010, pursuant to a mining lease agreement with Range Minerals Inc., the Company issued 100,000 share purchase warrants with an exercise price of $0.55, expiring on October 29, 2012 with a fair value of $39,592.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.39%; an expected volatility of 89%; an expected life of two years; and an expected dividend of zero.

8.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash.

9

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2010 and November 30, 2009

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

10

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the three months ended November 30, 2010 and November 30, 2009

9.

RELATED PARTY TRANSACTIONS

During the three months ended November 30, 2010 and 2009 the Company:

a)

paid $1,260 (2009 - $1,484) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet and office services;

b)

paid $26,250 (2009 - $24,150) to a company controlled by a common officer pursuant to a contract for professional fees; and

c)

included in wages and benefits are fees paid to independent directors of $7,675 (2009 - $6,378).

A director and officer of the Company holds a 10% interest in the Coal Canyon and Red Hill properties described in note 6.

At November 30, 2010 an amount of $38,271 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2010 - $28,881). These amounts were settled in the ordinary course of business shortly after the period end.

10.

SUBSEQUENT EVENTS

a)

On December 1, 2010, the Company granted stock options to employees on 50,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.69 per share.  The options granted will vest 50% immediately, and 50% in twelve months from the date of grant; and

b)

On January 16, 2011, 335,000 stock options expired, unexercised.

11